**DATED** 1 January 2026

# SHARE PURCHASE AGREEMENT

between

**SEAMLESS GROUP INC** (as Seller)

and

**NEW MARGIN HOLDING LIMITED** (as Buyer)

**CONTENTS** **CLAUSE**

**This agreement is dated 1 January 2026**

## PARTIES

(1) **SEAMLESS GROUP INC (formerly known as TNG Fintech Group Inc.)** a company incorporated and registered in the Cayman Islands with company number MC-344182 whose registered office is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (**Seller**); and

(2) **NEW MARGIN HOLDING LIMITED**, a company incorporated and registered in Hong Kong with company number 2592172 whose registered office is Suite 1701-02A, 17/F, 625 King's Road, North Point, Hong Kong (**Buyer**).

## BACKGROUND

(A) The Company is a private company limited by shares engaged in the business of cross-border payments and digital money remittances, incorporated in Malaysia.

(B) The Company has an issued share capital of RM36,350,000.00 divided into 167,442 ordinary shares.

(C) Further particulars of the Company at the date of this agreement are set out in Schedule 1.

(D) The Seller is the owner of the legal and beneficial title to the Sale Shares.

(E) The Seller has agreed to sell, and the Buyer has agreed to buy, the Sale Shares subject to the terms and conditions of this agreement.

## IT IS AGREED AS FOLLOWS

### 1 Interpretation

The definitions and rules of interpretation in this clause apply in this agreement.

1.1 **Definitions:**

**Accounts:** the audited financial statements of the Company as at and to the Accounts Date comprising the balance sheet and profit and loss account together with the notes on them, the cash flow statement and the auditor's and directors' reports (a copy of which is attached to the Disclosure Schedule).

**Accounts Date:** 31 December 2024.

**BNM:** Bank Negara Malaysia.

**Business:** the business of the Company and the Subsidiaries, namely the provision of cross-border payment processing, digital money remittance services, and related financial technology services.

**Business Day:** a day other than a Saturday, Sunday or public holiday in Kuala Lumpur, Malaysia when banks in Kuala Lumpur are open for general banking business.

**Claim:** a claim for breach of any of the Warranties.

**Closing:** the closing of the sale and purchase of the Sale Shares in accordance with this agreement.

**Closing Date:** has the meaning given in clause 5.2.

**Company:** Tranglo Sdn. Bhd. (Company Registration No. 200801007956 (809241-M)), a company incorporated and registered in Malaysia, further details of which are set out in Schedule 1.

**Conditions:** the conditions to Closing, being the matters set out in Schedule 2.

**Control:** in relation to a body corporate, the power of a person, either alone or together with one or more person(s), to secure that the affairs of the body corporate are conducted in accordance with the wishes of that person (or persons) either: (a) by means of the holding of shares, or the possession of voting power, in or in relation to that or any other body corporate; or (b) by virtue of any powers conferred by the constitutional or corporate documents, or any other document, regulating that or any other body corporate; and a **Change of Control** occurs if a person who Controls a body corporate ceases to do so or if another person acquires Control of it.

**Director(s):** the director(s) of the Company.

**Disclosed:** fairly, fully, clearly and accurately disclosed (with sufficient details to identify the nature and scope of the matter disclosed) in or under the Disclosure Schedule.

**Disclosure Schedule:** Schedule 6 to this agreement.

**Encumbrance:** any interest or equity of any person (including any right to acquire, option or right of pre-emption) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement.

**FCA:** The Financial Conduct Authority of the United Kingdom.

**First Tranche:** has the meaning given in clause 4.1(a).

**Fundamental Warranties:** means those Warranties contained in Paragraph 1 and Paragraph 2 of Part 1 of Schedule 5.

**Fundamental Warranty Claim:** a Claim for breach of any of the Fundamental Warranties.

**General Warranties:** the Warranties other than the Fundamental Warranties and the Tax Warranties.

**Group:** in relation to a company (wherever incorporated), that company, any company of which it is a subsidiary from time to time (its holding company) and any other subsidiaries from time to time of that company or its holding company. Each company in a Group is a member of the Group.

**HKIAC:** The Hong Kong International Arbitration Centre.

**Intellectual Property Rights:** has the meaning given in Paragraph 19.1 of Schedule 5.

**Interim Period:** the period from (and including) the date of this agreement up to (and including) the Closing Date or, if earlier, the termination of this agreement in accordance with its terms.

**Investor:** Ripple Markets APAC Pte. Ltd. (formerly known as Ripple Labs Singapore Pte. Ltd.)

**Longstop Date:** 30 September 2026 or such later date as may be agreed in writing by the Buyer and the Seller.

**MAS:** The Monetary Authority of Singapore.

**Material Adverse Change:** has the meaning given in Paragraph 5 of Schedule 2.

**Material Contract:** has the meaning given in Paragraph 13.6 of Schedule 5.

**Purchase Price:** the purchase price for the Sale Shares as defined in clause 4.1.

**Sale Shares:** the 100,465 ordinary shares in the Company, all of which are fully paid and representing sixty percent (60%) of the total issued share capital of the Company.

**Second Tranche:** has the meaning given in clause 4.1(b).

**Seller's Lawyers:** Jeffery Wong, Noorul, Ho & Lim (Advocates & Solicitors) of 731, 7th Floor, Block A2, Leisure Commerce Square, 9, Jalan PJS 8/9, 46150 Petaling Jaya, Selangor, Malaysia.

**Share Charge:** the share charge agreement to be entered into between the Seller and the Buyer at Closing to secure the payment of the deferred instalments of the Purchase Price, in the form set out in Schedule 8.

**Shareholders' Agreement:** the shareholders' agreement relating to the Company dated 19 March 2021 entered into between the Seller, the Investor and the Company.

**Subsidiary:** each subsidiary of the Company as at the date of this agreement.

**Tax** or **Taxation:** has the meaning set out in Schedule 7.

**Tax Authority:** has the meaning set out in Schedule 7.

**Tax Covenant:** the tax covenant set out in Schedule 7.

**Tax Warranties:** the warranties set out in Part 2 of Schedule 5.

**Transaction:** the transaction contemplated by this agreement or any part of that transaction.

**Transaction Documents:** this agreement, the Share Charge and any other document to be entered into pursuant to this agreement in connection with the Transaction.

**Warranties:** the warranties given pursuant to clause 6 and set out in Schedule 5.

1.2 Clause, Schedule and paragraph headings shall not affect the interpretation of this agreement.

1.3 References to clauses and Schedules are to the clauses of and Schedules to this agreement and references to paragraphs are to paragraphs of the relevant Schedule.

1.4 The Schedules form part of this agreement and shall have effect as if set out in full in the body of this agreement. Any reference to this agreement includes the Schedules.

1.5 A reference to this agreement or to any other agreement or document referred to in this agreement is a reference to this agreement or such other agreement or document as varied or novated (in each case, other than in breach of the provisions of this agreement) from time to time.

1.6 Unless the context otherwise requires, words in the singular shall include the plural and the plural shall include the singular.

1.7 Unless the context otherwise requires, a reference to one gender shall include a reference to the other genders.

1.8 A person includes a natural person, a corporate or unincorporated body (whether or not having separate legal personality) and that person's personal representatives, successors and permitted assigns.

1.9 This agreement shall be binding on and enure to the benefit of, the parties to this agreement and their respective successors and permitted transferee and references to a party shall include that party's personal representatives, successors and permitted transferees.

1.10 A reference to a company shall include any company, corporation or other body corporate, wherever and however incorporated or established.

1.11 A reference to subsidiary means, in relation to a company wherever incorporated (a holding company), any company in which the holding

company (or persons acting on its behalf) directly or indirectly holds or controls either:

(a) a majority of the voting rights exercisable at shareholder meetings of that company; or

(b) the right to appoint or remove a majority of its board of directors,

(c) and any company which is a subsidiary of another company is also a subsidiary of that company's holding company.

Unless the context otherwise requires, the application of the definition of subsidiary to any company at any time shall apply to the company as it is at that time.

1.12 A reference to writing or written includes email but excludes fax.

1.13 Any words following the terms including, include, in particular, for example or any similar expression shall be construed as illustrative and shall not limit the sense of the words, description, definition, phrase or term preceding those terms.

1.14 References to a document in agreed form are to that document in the form agreed by the parties and initialled by them or on their behalf for identification.

1.15 Unless otherwise provided, a reference to a law is a reference to it as amended, extended or re-enacted from time to time provided that, as between the parties, no such amendment, extension or re-enactment made after the date of this agreement shall apply for the purposes of this agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, any party.

1.16 A reference to a law shall include all subordinate legislation made from time to time under that law.

1.17 Any obligation on a party not to do something includes an obligation not to allow that thing to be done.

## 2 Conditions

2.1 Closing is subject to and conditional upon the Conditions being satisfied or waived in accordance with this clause 2 by the Longstop Date.

2.2 If any of the Conditions is not fully satisfied or waived in accordance with clause 2.5 by the Longstop Date, this agreement shall terminate automatically and cease to have effect except for any rights, remedies, obligations or liabilities of the parties that have accrued under this agreement up to the date of termination, including the right to claim damages in respect of any breach of the agreement which existed at or before the date of termination, and clauses 1, 2, 10, 13, 14, 15, 16 and 26.

2.3 The Seller and the Buyer shall each use their reasonable endeavours to procure that the Conditions are satisfied as soon as practicable.

2.4 The Buyer and the Seller shall cooperate fully in all actions necessary to procure the satisfaction of the Conditions, including the provision by the parties of all information reasonably necessary to make any application for consent, notification or filing as requested by any relevant authority, keeping the other party informed of the progress of any notification or filing and providing such assistance as may reasonably be required.

2.5 The Conditions may be waived only by written notice as follows:

(a) The Conditions in Paragraphs 1, 2, 5 and 9 of Schedule 2 cannot be waived.

(b) The Conditions in Paragraphs 4, 6, 7 and 10 of Schedule 2 may only be waived by the Buyer.

(c) The Condition in Paragraph 8 of Schedule 2 may only be waived by the Investor.

(d) The Condition in Paragraph 3 of Schedule 2 may only be waived by the Investor.

**3 Sale and Purchase**

3.1 On the terms of this agreement and subject to the Conditions, the Seller shall sell and the Buyer shall buy, with effect from Closing, the Sale Shares free from all Encumbrances and together with all rights that attach (or may in the future attach) to the Sale Shares including, in particular, the right to receive all dividends and distributions declared, made or paid on or after the date of Closing.

3.2 The Buyer is not obliged to complete the purchase of any of the Sale Shares unless the purchase of all the Sale Shares is completed simultaneously.

**4 Purchase Price**

4.1 The total consideration for the sale of the Sale Shares is the sum of Four Hundred Million United States Dollars (USD 400,000,000) (**Purchase Price**), which shall be paid by the Buyer to the Seller in cash via telegraphic transfer to a bank account nominated in writing by the Seller, in the following instalments:

(a) USD 200,000,00 to be paid on the Closing Date (**First Tranche**);

(b) The balance, being USD 200,000,000 to be paid on or before the date which is ninety (90) days after the Closing Date (**Second Tranche**).

4.2 To secure the full and punctual payment of the Second Tranche, the Buyer shall grant to the Seller a first-ranking fixed charge over all of the Sale Shares, by entering into the Share Charge at Closing.

4.3 If between the Closing Date and the due date of payment of the Second Tranche, the Buyer has given the Seller notice of a Claim under this agreement:

(a) An amount equal to the lower of the amount claimed and the amount payable under the Second Tranche shall be transferred to a professional escrow agent selected jointly by the parties.

(b) The amount in escrow shall be released only after the claim has been resolved and upon the joint instruction of the Buyer and the Seller.

(c) The remaining amount not subject to escrow shall be paid to the Buyer on the due date referred to in clause 4.1(b).

4.4 Upon the payment by the Buyer according to clause 4.1(b) or clause 4.3, the Seller shall release the Share Charge.

4.5 Any payment made by the Buyer for a Claim or a claim under the Tax Covenant shall, to the extent possible, be treated as a reduction of the Purchase Price.

4.6 All payments to be made to the Seller under this agreement shall be made in USD by electronic transfer of immediately available funds to the Seller's Lawyers (who are irrevocably authorised by the Seller to receive the same). Payment to the Seller's Lawyers of the sum in question in accordance with this clause shall be a good and valid discharge of the obligations of the Buyer to pay such sum, and the Buyer shall not be concerned to see the application of the monies so paid.

## 5 Closing

5.1 Closing shall take place on the Closing Date at the offices of the Seller's Lawyers or at such other place or time as agreed in writing by the Seller and the Buyer.

5.2 In this agreement, **Closing Date** means the fifth (5th) Business Day after all the Conditions have been fully satisfied (or waived in accordance with clause 2.5), or any other date agreed by the Seller and the Buyer in writing.

5.3 The Seller undertakes to the Buyer that at all times during the Interim Period the Business shall be conducted in the manner provided in Schedule 3.

5.4 At Closing:

(a) The Seller shall:

(i) deliver (or cause to be delivered) to the Buyer the items listed in Schedule 41; and

(ii) procure that a board meeting of the directors of the Company is held at which the matters set out in Schedule 41 are carried out.

(b) The Buyer shall:

(i) pay the First Tranche of the Purchase Price in accordance with clause 4.1(a); and

(ii) deliver (or cause to be delivered) to the Seller the items listed in Schedule 42.

5.5 If the Seller does not comply with its obligations in clause 5.4(a) in any material respect the Buyer may (at its sole discretion and without prejudice to any other rights or remedies it may have, including the right to claim damages for breach of this agreement):

(a) proceed to Closing;

(b) defer Closing to a date no more than twenty-eight (28) days after the date on which Closing would otherwise have taken place; or

(c) terminate this agreement by notice in writing to the Seller (in which case clause 2.2 shall apply).

**6 Warranties**

6.1 The Seller acknowledges that the Buyer is entering into this agreement on the basis of, and in reliance on, the Warranties.

6.2 The Seller warrants to the Buyer that, except as Disclosed, each Warranty is true, accurate and not misleading on the date of this agreement.

6.3 The Seller further warrants to the Buyer that each of the Warranties will be true, accurate and not misleading on the Closing Date, as if repeated immediately before Closing by reference to the facts and circumstances then subsisting.

6.4 If at any time during the Interim Period the Seller becomes aware of a fact or circumstance which constitutes or may constitute a breach of Warranty, it shall promptly notify the Buyer in writing of the relevant fact or circumstance in sufficient detail to enable the Buyer to make an accurate assessment of the situation.

6.5 Warranties qualified by the expression *so far as the Seller is aware* (or any similar expression) are deemed to be given to the best of the knowledge, information and belief of the Seller after it has made all reasonable enquiries including (but not limited to) enquiries of the Directors of the Company.

6.6 Each of the Warranties is separate and, unless specifically provided, is not limited by reference to any other Warranty or any other provision of this agreement.

6.7 Except for the matters Disclosed, no information of which the Buyer (or any of its agents or advisers) has knowledge (in each case whether actual, constructive or imputed), or which could have been discovered (whether by investigation made by the Buyer or on its behalf), shall prejudice or prevent any Claim or reduce the amount recoverable under any Claim.

**7 Limitations on Claims**

7.1 Save as provided under clause 7.7, this clause 7 limits the liability of the Seller in relation to any Claim and any claim under the Tax Covenant.

7.2 The aggregate liability of the Seller for all Claims (but excluding Fundamental Warranty Claims and any claims for breach of the Tax Warranties) shall not exceed an amount equal to 20% of the Purchase Price.

7.3 The aggregate liability of the Seller for all Fundamental Warranty Claims and claims under the Tax Covenant shall not exceed the Purchase Price.

7.4 The Seller shall not be liable for a Claim unless:

(a) the Seller's liability in respect of such Claim exceeds USD 100,000; and

(b) the amount of the Seller's liability in respect of such Claim, either individually or when aggregated with the Seller's liability for all other Claims (other than those excluded under clause 7.4(a)) exceeds USD 500,000, in which case the Seller shall be liable for the whole of such amount and not just the amount above that threshold.

7.5 The Seller shall not be liable for a Claim if and to the extent that the Claim:

(a) arises from facts, events or circumstances that have been Disclosed; or

(b) relates to a matter specifically and fully provided for in the Accounts.

7.6 The Seller shall not be liable for a Claim or a claim under the Tax Covenant unless notice in writing summarising the nature of the Claim (in so far as it is known to the Buyer) and, as far as is reasonably practicable, the amount claimed, has been given by or on behalf of the Buyer to the Seller:

(a) in the case of a Claim for breach of the Tax Warranties or a claim under the Tax Covenant, on or before the seventh ($7^{th}$) anniversary of Closing;

(b) in the case of a Fundamental Warranty Claim, on or before the seventh ($7^{th}$) anniversary of Closing; and

(c) in any other case, within the period of eighteen (18) months commencing on the Closing Date.

7.7 Nothing in this clause 7 or Schedule 7 applies to exclude or limit the liability of the Seller if and to the extent that a Claim or a claim under the Tax Covenant arises or is delayed as a result of dishonesty, fraud, wilful misconduct or wilful concealment by the Seller, its agents or advisers.

**8 Access to Information**

8.1 During the Interim Period, the Seller shall provide the Buyer and its authorised representatives with reasonable access, upon prior written notice and during normal business hours, to information regarding the Company and its Subsidiaries, as such information is available to the Seller.

8.2 The access granted under this clause shall be solely for the purposes of:

(a) monitoring the Seller's compliance with its obligations under this agreement; and

(b) determining the accuracy of the Accounts in accordance with Paragraph 8 of Schedule 2.

8.3 The Buyer acknowledges and agrees that:

(a) any access granted under this clause shall be conducted in a manner that does not unreasonably interfere with the business operations of the Company and its Subsidiaries;

(b) nothing in this clause shall give the Buyer, directly or indirectly, any right to control or direct the operations of the Company or any Subsidiary prior to Closing; and

(c) the Seller shall not be required to provide access to any information if such access would:

(i) breach any obligation of confidentiality owed to a third party, including those set out in the Shareholders' Agreement;

(ii) contravene any applicable law or regulation, including any relating to the exchange of competitively sensitive information prior to obtaining any necessary merger control clearances.

8.4 The Buyer further acknowledges that the Seller's access to information regarding the Company and its Subsidiaries are subject to the restrictions in the Shareholders' Agreement.

**9 Tax Covenant**

The provisions of Schedule 7 apply in this agreement in relation to Taxation.

**10 Confidentiality and Announcements**

10.1 The parties shall keep the existence and terms of this agreement, the negotiations, and all information exchanged between them strictly confidential, and shall not disclose such information to any third party without the prior written consent of the other party, except:

(a) by the Seller, to the extent required to comply with the rules and regulations of the Nasdaq Stock Market or any other applicable stock exchange;

(b) to the extent required by law, a court of competent jurisdiction, or any governmental or regulatory authority, including the authorities listed in Schedule 2;

(c) to the Company, the Investor, and their respective advisers as required to comply with the right of first refusal and tag-along processes under the Shareholders' Agreement; or

(d) to the parties' respective professional advisers, provided they are bound by duties of confidentiality.

10.2 Subject to clause 10.3, neither party shall make, or permit any person to make, any public announcement, communication or circular concerning this agreement or the Transaction without the prior written consent of the other party (such consent not to be unreasonably withheld or delayed).

10.3 Nothing in clause 10.2 shall prevent either party from making an announcement required by law or any governmental or regulatory authority (including any securities exchange), provided that the party required to make the announcement consults with the other party and takes into account the reasonable requests of the other party in relation to the content of such announcement before it is made.

## 11 Further Assurance

At its own expense, each party shall (and shall use reasonable endeavours to procure that any relevant third party shall) promptly execute and deliver such documents and perform such acts as the other party may reasonably require from time to time for the purpose of giving full effect to this agreement.

## 12 Assignment

12.1 Subject to the further provisions of this clause 12, no party shall assign, transfer, mortgage, charge, declare a trust of, or deal in any other manner with any or all of its rights and obligations under this agreement (or any other Transaction Document).

12.2 Each party confirms it is acting on its own behalf in relation to the Transaction and not for the benefit of any other person.

12.3 The Buyer may assign or transfer its rights (but not its obligations) under this agreement (or any other Transaction Document) to:

(a) another member of its Group. The Buyer shall procure that any company assigns any rights assigned to it in accordance with this clause 12.3 back to the Buyer or to such other member of the Buyer's Group as it may nominate immediately before that company ceases to be a member of the Buyer's Group; or

(b) any person to whom the Sale Shares are sold or transferred by the Buyer following Closing,

in each case, in compliance with the Shareholders' Agreement.

## 13 Entire Agreement

13.1 This agreement (together with any other Transaction Document), constitute the entire agreement between the parties and supersede and extinguish all previous discussions, correspondence, negotiations, drafts, agreements, promises, assurances, warranties, representations and understandings between them, whether written or oral, relating to their subject matter.

13.2 Each party acknowledges that in entering into this agreement, and any other Transaction Document, it does not rely on and shall have no rights or remedies in respect of, any statement, representation, assurance or warranty (whether made innocently or negligently) that is not set out in this agreement or any other Transaction Document.

13.3 Each party agrees that it shall not have any claim for innocent or negligent misrepresentation or negligent misstatement based on any statement or warranty in this agreement or any other Transaction Document.

13.4 Nothing in this clause 13 operates to limit or exclude any liability for fraud.

**14 Variation and Waiver**

14.1 No variation of this agreement shall be effective unless it is in writing and signed by the parties (or their authorised representatives).

14.2 A waiver of any right or remedy under this agreement or by law is only effective if it is given in writing and signed by the person waiving such right or remedy. Any such waiver shall apply only to the circumstances for which it is given and shall not be deemed a waiver of any subsequent breach or default.

14.3 A failure or delay by any person to exercise any right or remedy provided under this agreement or by law shall not constitute a waiver of that or any other right or remedy, nor shall it prevent or restrict any further exercise of that or any other right or remedy. No single or partial exercise of any right or remedy provided under this agreement or by law shall prevent or restrict the further exercise of that or any other right or remedy.

14.4 A party that waives a right or remedy provided under this agreement or by law in relation to one party or takes or fails to take any action against that party, does not affect its rights in relation to any other party.

**15 Costs**

15.1 Except as expressly provided in this agreement, each party shall pay its own costs and expenses incurred in connection with the Transaction, including the negotiation, preparation and execution of this agreement and the other Transaction Documents.

15.2 Stamp duty shall be borne by the parties in equal share.

**16 Notices**

16.1 For the purposes of this clause 16 (but subject to clause 16.6), **notice** includes any other communication.

16.2 A notice given to a party under or in connection with this agreement:

(a) shall be in writing and in English (or be accompanied by an accurate translation into English;

(b) shall be signed by or on behalf of the party giving it;

(c) shall be sent to the relevant party for the attention of the contact and to the address, email address specified in clause 16.3, or such other contact, address[, email address] as that party may notify in accordance with clause 16.4;

(d) shall be:

(i) delivered by hand;

(ii) sent by pre-paid first-class post or another next working day delivery service;

(iii) sent by pre-paid airmail or by reputable international overnight courier (if the notice is to be served by post to an address outside the country from which it is sent); or]

(iv) sent by email; and

(e) unless proved otherwise is deemed received as set out in clause 16.5.

16.3 The addresses and contacts for service of notices are:

(a) SELLER

(i) Address: Unit B&D, 13/F, Lee & Man Commercial Center, 169 Electric Road, North Point, Hong Kong (**Seller**).

(ii) Email address: legal@seamlessgroup.com

(iii) for the attention of: Alex Kong

(b) BUYER

(i) Address: Suite 1701-02A, 17/F, 625 King's Road, North Point, Hong Kong (**Buyer**).

(ii) Email address: richardtian@newmargin.cn

(iii) for the attention of: Richard Tian

16.4 A party may change its details for service of notices as specified in clause 16.3 by giving notice in writing to the other party, following any change. Any change notified pursuant to this clause shall take effect at 9.00 am on the later of:

(a) the date (if any) specified in the notice as the effective date for the change; and

(b) the date ten Business Days after deemed receipt of the notice of change.

16.5 A notice is deemed to have been received (provided that all other requirements in this clause 16.5 have been satisfied):

(a) if delivered by hand, on signature of a delivery receipt;

(b) if sent by pre-paid first-class post or another next working day delivery service to an address in the same city at 9.00 am on the third (3rd) Business Day after posting or at the time recorded by the delivery service;

(c) if sent by pre-paid airmail to an address outside the country from which it is sent, at 9.00 am on the seventh (7th) Business Days after posting or at the time recorded by the delivery service;

(d) if sent by reputable international overnight courier to an address outside the country from which it is sent, on signature of a delivery receipt; or

(e) if sent by email, at the time of transmission,

PROVIDED that if deemed receipt under the previous paragraphs of this clause 16.5 would occur outside the Usual Business Hours, the notice shall be deemed to have been received when Usual Business Hours next recommence. For the purposes of this clause, **Usual Business Hours** means 9.00 am to 5.30 pm local time on any day which is not a Saturday, Sunday or public holiday in the place of receipt of the notice (which, in the case of service of a notice by email shall be deemed to be the same place as is specified for service of notices on the relevant party by hand or post). For the purposes of this clause, all references to time are to local time in the place of deemed receipt.

16.6 This clause 16 does not apply to the service of any proceedings or other documents in any legal action or, where applicable, any arbitration or other method of dispute resolution.

## 17 Interest

If either party fails to make any payment due to the other party under this agreement by the due date then the defaulting party shall pay interest on the overdue sum from the due date until payment of the overdue sum, whether before or after judgment. Interest under this clause will accrue each day at a rate of 8% a year from time to time.

## 18 Severance

If any provision or part-provision of this agreement is or becomes invalid, illegal or unenforceable, it shall be deemed modified to the minimum extent necessary to make it valid, legal and enforceable. If such modification is not possible, the relevant provision or part-provision shall be deemed deleted. Any modification to or deletion of a provision or part-provision under this clause shall not affect the validity and enforceability of the rest of this agreement.

## 19 Agreement Survives Closing

This agreement (other than obligations that have already been fully performed) remains in full force after Closing.

## 20 Successors

This agreement (and any of the Transaction Documents) are made for the benefit of the parties and their successors and permitted transferees, and the rights and obligations of the parties under this agreement (and any of the Transaction Documents) shall continue for the benefit of, and shall be binding on, their respective successors and permitted transferees.

## 21 Third Party Rights

Save as otherwise provided in this agreement, no one other than a party to this agreement, their successors and permitted transferees, shall have any right under the Contracts Act 1950 or otherwise to enforce any of its terms.

## 22 Counterparts

22.1 This agreement may be executed in any number of counterparts, each of which when executed shall constitute a duplicate original, but all the counterparts shall together constitute the one agreement.

22.2 The Parties agree that this agreement may be executed by electronic signature and that such electronic signatures shall have the same legal force and effect as manuscript signatures for the purposes of validity, enforceability, and admissibility.

## 23 Rights and Remedies

Except as expressly provided in this agreement, the rights and remedies provided under this agreement are in addition to, and not exclusive of, any rights or remedies provided by law.

## 24 Gross-up

24.1 All amounts payable under this agreement from the Seller to the Buyer shall be paid in full, without any set-off, counterclaim, deduction or withholding (other than any deduction or withholding of tax required by law). If any deductions or withholdings are required by law to be made from any of the sums payable under this agreement, the Seller shall provide any evidence of the relevant withholding as the Buyer may reasonably require and shall pay to the Buyer any sum as will, after deduction or withholding is made, leave the Buyer with the same amount as it would have been entitled to receive without that deduction or withholding.

24.2 If any sum payable by the Seller to the Buyer under this agreement is subject to Tax in the hands of the Buyer, the Seller shall pay any additional amount required to ensure that the net amount received by the Buyer shall be the amount that the Buyer would have received if the payment was not subject to Tax.

24.3 If the Buyer assigns or otherwise transfers the benefit of this agreement, the Seller shall not be liable under clause 24.1 or 24.2, except if and to the extent that the Seller would have been so liable had that assignment not occurred.

## 25 Language

25.1 If this agreement is additionally signed in, or is translated into, any language other than English, the English language version shall prevail.

25.2 Any other document provided in connection with this agreement, including any Transaction Document, shall be in English, or there shall be a properly prepared translation into English, and the English translation will prevail in the case of any conflict between them.

## 26 Governing Law and Jurisdiction

26.1 This agreement and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with the law of Malaysia.

26.2 Any dispute, controversy, or claim arising out of or relating to this agreement, including its existence, validity, breach, or termination, shall be referred to and finally resolved by arbitration administered by the HKIAC under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted. The seat of the arbitration shall be Hong Kong. The number of arbitrators shall be one. The arbitration proceedings shall be conducted in English.

This agreement has been entered into on the date stated at the beginning of it.

## **Schedule 1** Particulars of the Company

| | |
|---|---|
| **Name:** | Tranglo Sdn. Bhd. |
| **Registration number:** | 200801007956 (809241-M) |
| **Issued share capital:** | RM36,350,000.00 divided into 167,442 ordinary shares. |
| **Registered shareholder(s) (and number of Sale Shares held):** | • Seamless Group INC: 100,465 ordinary shares<br>• Ripple Markets APAC Pte. Ltd.: 66,977 ordinary shares |

**Schedule 2** Conditions

1 **Regulatory Change of Control Approvals:** The Company having received approval for the change of control of the Company (in form and substance reasonably satisfactory to the Buyer and the Seller) from:

1.1 Bank Negara Malaysia (BNM);

1.2 The Monetary Authority of Singapore (MAS);

1.3 The Financial Conduct Authority (FCA);

1.4 Bank Indonesia (BI); and

1.5 Such other regulatory authorities as necessary for the Transaction to complete.

2 **Merger Control Approval:** To the extent that any filings or notifications are necessary or desirable under the laws of any jurisdiction in relation to merger control, such filings having been made and any approvals, clearances, or waivers required having been obtained, or any applicable waiting periods having expired.

3 **Funding Arrangements:** The Buyer demonstrating, to the Seller's satisfaction, by no later than 31 August 2026, that it has secured all the necessary fundings to fully satisfy the Purchase Price.

4 **Third-Party Consents:** The Seller having obtained and delivered to the Buyer copies of all consents, waivers, or approvals required from third parties under any Material Contract as a result of the change of control of the Company contemplated by this Agreement, where failure to obtain such consent would give the counterparty a right to terminate or materially alter the terms of such Material Contract.

5 **Director Approvals:** The Company having received approval for the appointment of directors nominated by the Buyer to the Board of Directors of the Company from BNM and such other regulatory authorities as may be necessary.

6 **No Material Adverse Change:** There having been no Material Adverse Change in the business, assets, operations, financial condition, or prospects of the Company and its Group, from the Accounts Date to the Closing Date.

For the purposes of this condition, **Material Adverse Change** refer to an event having a material adverse effect on the business, assets, financial condition, or results of operations of the Company and its Subsidiaries, taken as a whole, but excludes general economic or industry-wide downturns.

7 **Accuracy of Warranties:** The Warranties given by the Seller under this Agreement being true and accurate in all material respects as at the Closing Date.

8 **ROFR and Tag-Along:** The conclusion of the right of first refusal and tag-along processes stipulated in Clauses 13 and 14 of the Shareholders' Agreement, such that the Buyer acquires a total of 60% of the issued share capital of the Company from the Seller and, if applicable, the Investor on the same terms.

9 **Deed of Ratification:** The Buyer having obtained a counterpart of the Deed of Ratification and Accession (in the form set out in Schedule 4 of the Shareholders' Agreement) duly executed by the Investor.

10 **Accounts:**

10.1 The Buyer having been given the opportunity to seek clarifications and obtain supporting documents to verify the accuracy of the Accounts, and the Buyer being reasonably satisfied that there are no material inaccuracies in the Accounts.

10.2 If the Buyer, acting reasonably, is not satisfied as to the accuracy of the Accounts, it shall provide the Seller with a written notice (**Accounts Dispute Notice**) specifying in reasonable detail the grounds for its dissatisfaction.

10.3 Following the delivery of an Accounts Dispute Notice, the Buyer and the Seller shall negotiate in good faith for a period of ten (10) Business Days to resolve the matters raised in the notice.

10.4 If the dispute is not resolved within the period specified in paragraph 9.3 above, the matter shall be referred for determination by an independent expert (the **Expert**). The Expert shall be an internationally recognised accounting firm agreed upon by the Buyer and the Seller.

10.5 If the Buyer and the Seller cannot agree on the choice of Expert within a further five (5) Business Days, the Expert shall be appointed on the application of either party by the President for the time being of the Malaysian Institute of Accountants (MIA).

10.6 The Expert shall act as an expert and not as an arbitrator. The Expert shall be instructed to determine, based on the written submissions provided by the Buyer and the Seller, whether the Accounts contain material inaccuracies as alleged in the Accounts Dispute Notice. The decision of the Expert shall be final and binding on the Buyer and the Seller in the absence of manifest error.

10.7 The costs of the Expert shall be borne equally by the Buyer and the Seller.

10.8 This Condition shall be deemed satisfied if:

(a) the Buyer provides its written satisfaction under Paragraph 9.1;

(b) the Buyer fails to issue an Accounts Dispute Notice within thirty (30) days of receiving all information reasonably requested by it in relation to the Accounts; or

(c) the Expert determines under paragraph 9.6 that there are no material inaccuracies in the Accounts.

## **Schedule 3** Conduct between Signing and Closing

During the Interim Period, the Seller shall procure that, except with the prior written consent of the Buyer (such consent not to be unreasonably withheld, conditioned or delayed), the Company and each member of the Group shall conduct its business in the ordinary course and consistent with past practice and shall not:

1 **Constitutional Documents:** amend its constitution or other constitutional documents;

2 **Share Capital:** alter the share capital of the Company, or issue, allot, redeem, or purchase any new shares or grant any option or other right over its shares (other than as may be required to give effect to the Transaction);

3 **Dividends and Distributions:** declare, make or pay any dividend or other distribution of capital or profits;

4 **Acquisitions and Disposals:** enter into any merger, acquisition, joint venture, partnership or other business combination, or sell, transfer, lease, license or otherwise dispose of any material assets, other than in the ordinary course of business;

5 **Changes to Business:** make any material change to the nature or scope of the Business as carried on at the date of this agreement;

6 **Related Party Transactions:** enter into any transaction, agreement or arrangement with a related party, any shareholder or any Director with a value exceeding USD 100,000;

7 **Borrowing:** incur any financial indebtedness or give any guarantee or indemnity in respect of any indebtedness where the amount of such indebtedness, when aggregated with all other indebtedness incurred, exceeds USD 250,000 (other than as approved in the annual budget of the Company which has been provided to the Buyer);

8 **Encumbrances:** create, or agree to create, any mortgage, charge, pledge, lien or other Encumbrance over any of its assets, other than in the ordinary course of business; or

9 **Litigation:** commence, settle, or compromise any litigation, arbitration or other proceedings where the amount claimed or at issue exceeds USD 100,000.

**Schedule 4** Closing Deliverables

**Documents and items to be delivered by the Seller**

1 At Closing, the Seller shall deliver (or cause to be delivered) to the Buyer:

1.1 a duly executed share transfer form for the Sale Shares in favour of the Buyer;

1.2 the original share certificate(s) for the Sale Shares;

1.3 a certified true copy of a resolution of the board of directors and (if required by the Company's constitution or applicable law) a resolution of the shareholders of the Company:

(a) approving the transfer of the Sale Shares to the Buyer for registration;

(b) approving the appointment of the persons nominated by the Buyer as directors of the Company with effect from Closing; and

(c) accepting the resignations of the directors referred to in paragraph 1.3(d) below;

(d) written resignations of any directors of the Company nominated by the Seller, in the agreed form, to take effect from Closing; and

(e) a counterpart of the Share Charge, duly executed by the Seller.

**Documents to be delivered by the Buyer**

2 At Closing the Buyer shall deliver to the Seller:

2.1 evidence of payment of the First Tranche to the Seller's nominated bank account in accordance with the terms of this Agreement; and

2.2 a counterpart of the Share Charge, duly executed by the Buyer.

## **Schedule 5** Warranties

## Part 1 General warranties

### 1 Power to Sell the Sale Shares

1.1 The Seller has taken all necessary action and has all requisite power and authority to enter into and perform this agreement and each of the other Transaction Documents to which it is a party in accordance with their respective terms.

1.2 This agreement and each of the other Transaction Documents (to which it is a party) constitute (or shall constitute when executed) valid, legal and binding obligations on the Seller in accordance with their respective terms.

1.3 The execution and delivery by the Seller of this agreement and each of the other Transaction Documents to which it is a party and compliance with their respective terms shall not breach or constitute a default under any of the following:

(a) any provision of the Seller's constitutional documents; or

(b) any agreement or instrument to which the Seller is a party or by which the Seller is bound; or

(c) any order, judgment, decree or other restriction applicable to the Seller.

### 2 Shares in the Company

2.1 The Sale Shares constitute 60% of the issued share capital of the Company and are fully paid.

2.2 The Seller is the sole legal and beneficial owner of the Sale Shares and is entitled to transfer the legal and beneficial title to the Sale Shares to the Buyer free from all Encumbrances, without the consent of any other person.

2.3 No person has any right to require, at any time, the transfer, creation, issue or allotment of any share, loan capital or other securities (or any rights or interest in them) of the Company or any of the Subsidiaries and neither the Seller, the Company nor any of the Subsidiaries has agreed to confer any such rights and no person has claimed any such right.

2.4 No Encumbrance has been granted to any person or otherwise exists affecting:

(a) the Sale Shares; or

(b) any unissued shares, debentures or other unissued securities of the Company or any of the Subsidiaries.

No commitment to create any such Encumbrance has been given nor has any person claimed any right to such an Encumbrance.

2.5 Neither the Company nor any of the Subsidiaries:

(a) holds or has agreed to acquire, any shares, loan capital or other securities in any company other than the Subsidiaries;

(b) has at any time had any subsidiaries or subsidiary undertakings, other than the Subsidiaries;

(c) is or has agreed to become a member of any partnership (incorporated or unincorporated) or unincorporated association, joint venture or consortium (other than recognised trade associations);

(d) has, outside its country of incorporation, any branch or permanent establishment;

(e) controls or takes part in the management of any company or business organisation (other than the Subsidiaries), nor has it agreed to do so; or

(f) has a direct or indirect interest in any company (other than a Subsidiary) or incorporated entity which is required to be registered with any authority responsible for maintaining a register of companies.

2.6 Neither the Company nor any of the Subsidiaries has at any time:

(a) purchased, redeemed or repaid any of its own share capital; or

(b) given any financial assistance in connection with the purchase of its own shares in contravention of any applicable law or regulation; or

(c) issued any securities that are convertible into shares.

2.7 All dividends or distributions declared, made or paid by the Company have been declared, made or paid in accordance with the Company's constitutional document, all applicable legislation and any agreements or arrangements made with any third party regulating the payment of dividends and distributions.

2.8 No shares in the capital of the Company have been issued and no transfer of any such shares has been registered (where applicable), except in accordance with all applicable laws and constitutional document of the Company, and all transfers have been duly stamped (where applicable).

3 **Constitutional and Corporate Documents**

3.1 Copies of the constitutional and corporate documents of the Company have been Disclosed. Such copy documents:

(a) are true, accurate and complete in all respects; and

(b) fully set out all the rights and restrictions attaching to each class of shares in the capital of the Company.

3.2 All statutory books and registers of the Company:

(a) have been properly kept in accordance with all applicable laws;

(b) are correctly written up to date; and

(c) contain a true, complete and accurate record of all matters and information which should be contained in them.

No notice or allegation has been received that any such registers or books are incorrect or should be rectified.

3.3 All returns, particulars, resolutions and other documents that the Company is required by law to file with, or deliver to, any authority in any jurisdiction (including, in particular, any authority responsible for maintaining a register of companies) have been correctly made up and duly filed or, as the case may be, delivered.

3.4 All dividends or distributions declared, made or paid by the Company have been declared, made or paid in accordance with its constitution document, all applicable laws and regulations and any agreements or arrangements made with any third party regulating the payment of dividends and distributions.

3.5 All deeds and documents belonging to the Company, or to which it is a party, are in the possession of the Company.

4 **Information**

4.1 All information contained in the Disclosure Schedule is true, complete, accurate and not misleading.

4.2 All information given by or on behalf of the Seller (or its advisers or agents) to the Buyer (or its advisers or agents) in the course of negotiating the Transaction was, when given, and is, now, true, complete, accurate and not misleading.

4.3 The particulars of the Company in this agreement are accurate and not misleading.

4.4 There is no information that has not been Disclosed which, if Disclosed, might reasonably affect the willingness of the Buyer to enter into this Transaction on the terms of this agreement.

5 **Compliance with Laws**

5.1 The Company and each of the Subsidiaries has at all times conducted its business in accordance with, and has acted in compliance in all material respects with, all applicable laws and regulations of any relevant jurisdiction.

5.2 Neither the Company nor any of the Subsidiaries, nor any of their respective directors or employees (current or past) has been convicted of any offence in relation to the Business or affairs of the Company or any of the Subsidiaries which could reasonably be expected to have a material adverse effect on the Business.

6 **Licences and Consents**

6.1 The Company and each of the Subsidiaries has all necessary licences, consents, permits and authorities required to carry on its business in the places and in the manner in which such business is carried on at the date of this agreement (**Consents**), including, without limitation, a money services business licence from BNM, a major payment institution licence from MAS, and authorisation as an authorised payment institution from the FCA.

6.2 Each of the Consents is valid and subsisting and neither the Company nor any of the Subsidiaries is in material breach of the terms or conditions of the Consents (or any of them).

6.3 There is no reason why any of the Consents may be suspended, cancelled, revoked or not renewed on the same terms.

7 **Insurance**

7.1 The Company and each of the Subsidiaries maintains, and has at all material times maintained, adequate insurance cover against all losses and liabilities, including business interruption, and all other risks that are normally insured against by a person carrying on the same type of business as the Business.

7.2 The Policies are in full force and effect, all premiums due on them have been paid and all other conditions of the Policies have been performed and observed.

7.3 Neither the Company nor any of the Subsidiaries has done, or omitted to do, anything that may result in an increase in the premium payable for any of the Policies, or that may adversely affect the renewal of any of the Policies.

7.4 None of the Policies:

(a) are subject to any special or unusual terms or restrictions, or to the payment of any premium in excess of the normal rate;

(b) are void or voidable, and nothing has been done, or omitted to be done, which could make any of them void or voidable; or

(c) are capable of being terminated, or will otherwise cease to be available to the Company or any of the Subsidiaries as a result of Closing.

7.5 There are no outstanding claims under, or in respect of the validity of, any of the Policies and, so far as the Seller is aware, there are no circumstances likely to give rise to a claim under any of the Policies.

8 **Power to Bind the Company**

8.1 No person is entitled or authorised in any capacity to bind or commit the Company or any of the Subsidiaries to any obligation outside the ordinary course of the Business.

9 **Disputes and Investigations**

9.1 Neither the Company nor any of the Subsidiaries, nor any of their respective Directors nor any person for whose acts the Company or any of the Subsidiaries may be vicariously liable, is engaged or involved in, or otherwise subject to any of the following matters (such matters being referred to in this paragraph Schedule 59 as **Proceedings**):

(a) any litigation or administrative, mediation, arbitration or other proceedings, or any claims, actions or hearings before any court, tribunal or any governmental, regulatory or similar body or any department, board or agency (except for debt collection in the normal course of business); or

(b) any dispute with or investigation, inquiry or enforcement proceedings by any governmental, regulatory or similar body or agency in any jurisdiction.

9.2 No Proceedings have been threatened or are pending by or against the Company, any of the Subsidiaries, any Director or any person for whose acts the Company or any of the Subsidiaries may be vicariously liable, and there are no circumstances likely to give rise to any such Proceedings.

9.3 Neither Company nor any of the Subsidiaries:

(a) is affected by any subsisting or pending judgment, order or other decision or ruling of a court, tribunal or arbitrator, or of any governmental, regulatory or similar body or agency in any jurisdiction; or

(b) has given to any court, tribunal or arbitrator, or any governmental, regulatory or similar body or agency in any

jurisdiction, or to any other third party a subsisting undertaking arising out of, or in connection with, any Proceedings.

10 **Defective Products and Services**

10.1 Neither the Company nor any of the Subsidiaries has sold any products or supplied any services which were at the time they were sold or supplied, faulty or defective, or which did not comply with any laws, regulations, standards and requirements applicable to such products or services.

10.2 There are no disputes between the Company or any of the Subsidiaries and any of their respective customers, clients or any other third parties in connection with any products or services sold or supplied by the Company or any of the Subsidiaries.

11 **Customers and Suppliers**

11.1 In the period of 12 months ending on the date of this agreement:

(a) no Material Counterparty has ceased, or threatened to cease to do business with, or reduced, or threatened to reduce in any material respect the extent to which it does business with, the Company or any of the Subsidiaries;

(b) there has been no material adverse change in the basis or terms on which any Material Counterparty does business with the Company or any of the Subsidiaries; and

(c) the Business has not been materially affected in an adverse manner as a result of (either individually or in combination) the loss of, or a reduction in trading with, any customer, client or supplier of the Company or any of the Subsidiaries, or a change in the terms on which any such customer, client or supplier does business with the Company or any of the Subsidiaries.

11.2 For this purpose, **Material Counterparty** means any customer, client or supplier of the Company or any of the Subsidiaries who is of material importance to the business or profits of the Company or any of the Subsidiaries during the period of 12 months ending on the date of this agreement.

12 **Competition**

12.1 Neither the Company nor any of the Subsidiaries is engaged in any agreement, arrangement, practice or conduct which amounts to an infringement of the Competition Law of any jurisdiction in which the Company or any of the Subsidiaries conducts business and none of their respective directors, officers or employees is engaged in any activity which would be an offence or infringement under any such Competition Law.

12.2 Neither the Company nor any of the Subsidiaries, nor any of their respective directors, officers or employees, is the subject of any investigation, inquiry or proceedings by any relevant government body, agency or authority in connection with any actual or alleged infringement of the Competition Law of any jurisdiction in which the Company or any of the Subsidiaries conducts business. No such investigation, inquiry or proceedings have been threatened or are pending and there are no circumstances likely to give rise to any such investigation, inquiry or proceedings.

12.3 Neither the Company nor any of the Subsidiaries is affected by any existing or pending decisions, judgments, orders or rulings of any relevant government body, agency or authority responsible for enforcing the Competition Law of any jurisdiction and neither the Company nor any of the Subsidiaries have given any undertakings or commitments to such bodies affecting the conduct of the Business.

12.4 For this purpose, Competition Law means the national and directly effective legislation of any jurisdiction which governs the conduct of companies or individuals in relation to restrictive or other anti-competitive agreements or practices (including, but not limited to, cartels, pricing, resale pricing, market sharing, bid rigging, terms of trading, purchase or supply and joint ventures), dominant or monopoly market positions (whether held individually or collectively) and the control of acquisitions or mergers.

13 **Contracts**

13.1 Except as Disclosed, neither the Company nor any of the Subsidiaries is a party to, or otherwise subject to, any agreement, arrangement, understanding or commitment which:

(a) is a Material Contract;

(b) is of an unusual or exceptional nature;

(c) is not in the ordinary and usual course of the Business;

(d) may be terminated as a result of any Change of Control of the Company or any of the Subsidiaries;

(e) restricts the freedom of the Company or any of the Subsidiaries to carry on the whole or any part of the Business in any part of the world in such manner as it thinks fit;

(f) is incapable of complete performance in accordance with its terms within 6 months after the date on which it was entered into;

(g) cannot be readily fulfilled or performed by the Company or the relevant Subsidiary on time without undue or unusual expenditure of money and effort;

(h) is not on arm's length terms; or

(i) involves other obligations or liabilities that ought reasonably to be made known to the Buyer.

13.2 There are no outstanding or ongoing negotiations of material importance to the business, profits or assets of the Company or any of the Subsidiaries, or any outstanding quotations or tenders for a contract that, if accepted, would give rise to an agreement referred to in paragraph 13.1.

13.3 Each Material Contract is in full force and effect and binding on the parties to it.

13.4 Neither the Company nor any of the Subsidiaries, nor any counterparty is (or will, with the lapse of time, be) in default of:

(a) any Material Contract; or

(b) any other agreement, arrangement, undertaking or commitment a default of which would be material having regard to the trading, profits or financial position of the Company and/or any of the Subsidiaries.

13.5 No notice of termination of a Material Contract has been received or served by the Company or any of the Subsidiaries and there are no grounds for the termination, rescission, avoidance, repudiation or a material change in the terms of any such contract.

13.6 For this purpose, Material Contract means any agreement, arrangement, understanding or commitment that the Company or any of the Subsidiaries is a party to or bound by, and which is of material importance to the business, profits or assets of the Company or any of the Subsidiaries.

14 **Finance and Guarantees**

14.1 The total amount borrowed by the Company or any of the Subsidiaries does not exceed any limitations on the borrowing powers the Company or the relevant Subsidiary contained in:

(a) its constitutional documents; or

(b) in any debenture or other deed or document binding on the Company or the relevant Subsidiary.

14.2 No indebtedness of the Company or any of the Subsidiaries is due and payable and no Encumbrance over any of the assets of the Company or any of the Subsidiaries is now enforceable, whether by virtue of the stated maturity date of the indebtedness having been reached or otherwise.

14.3 Neither the Company nor any of the Subsidiaries has received any notice from any creditor requiring any payment to be made in respect of any indebtedness or intimating the enforcement of any Encumbrance which it holds over the assets of the Company or any of the Subsidiaries.

14.4 Neither the Company nor any of the Subsidiaries has given or entered into (or agreed to give or enter into), any Encumbrance, guarantee, indemnity or other similar security arrangement in respect of the indebtedness of, or the default in the performance of any obligation by, any other person.

14.5 Neither the Company nor any of the Subsidiaries has engaged in financing of a type which would not need to be shown or reflected in the Accounts.

14.6 Having regard to the existing banking and other facilities available to it, the Company and each of the Subsidiaries has sufficient working capital for the purposes of:

(a) continuing to carry on the Business in its present form and at its present level of turnover during the period of [12] months following the date of this agreement; and

(b) executing, carrying out and fulfilling in accordance with their respective terms all orders, projects and contractual obligations which have been placed with or undertaken by the Company and any of the Subsidiaries.

14.7 Neither the Company nor any of the Subsidiaries has any liabilities (including contingent liabilities) other than as disclosed in the Accounts or incurred in the ordinary and proper course of the Business since the Accounts Date.

15 **Insolvency**

15.1 Neither the Company nor any of the Subsidiaries:

(a) is insolvent or unable to pay its debts within the meaning of the insolvency legislation applicable to the company concerned; and

(b) has stopped paying its debts as they fall due.

15.2 No step has been taken in any jurisdiction to initiate any process by or under which:

(a) the ability of the creditors of the Company or of any of the Subsidiaries to take any action to enforce their debts is suspended, restricted or prevented;

(b) some or all of the creditors of the Company or of any of the Subsidiaries accept, by agreement or in pursuance of a court

order, an amount less than the sums owing to them in satisfaction of those sums;

(c) a person is appointed to manage the affairs, business and assets of the Company or any of the Subsidiaries on behalf of their creditors; or

(d) the holder of a charge over all or any of the assets of the Company or any of the Subsidiaries is appointed to control the business and/or all or any assets of the Company or any of the Subsidiaries.

15.3 No process has been initiated which could lead to the Company or any of the Subsidiaries being dissolved and its assets being distributed among their creditors, shareholders or other contributors.

15.4 No distress, execution or other process has been levied or enforced on, and no creditor or encumbrancer has taken control of, any goods or assets of the Company or any of the Subsidiaries.

16 **Assets**

16.1 The assets included in the Accounts, together with any assets acquired since the Accounts Date and all other assets used by the Company or any of the Subsidiaries in connection with the Business (except for those disposed of since the Accounts Date in the normal course of the Business) are legally and beneficially owned by either the Company or one of the Subsidiaries, and the relevant owner has good and marketable title to such assets;

16.2 The assets of the Company and of each of the Subsidiaries comprise all the assets necessary for the continuation of the Business as it is carried on at the date of this agreement.

17 **Plant and Equipment**

17.1 The plant, machinery, vehicles, office and other equipment used by the Company or any of the Subsidiaries in connection with the Business are:

(a) in good working order and have been regularly and properly maintained;

(b) capable, and will continue to be capable, of doing the work for which they were designed; and

(c) not surplus to the current or proposed requirements of the Company and the Subsidiaries.

18 **Environment and Health and Safety**

18.1 For the purposes of this paragraph, **EHS Laws** means all applicable laws, statutes, and regulations relating to environmental matters,

waste management (including electronic waste), energy efficiency, and the health and safety of persons in an office environment

18.2 The Company and each of the Subsidiaries:

(a) has complied in all material respects with all applicable EHS Laws;

(b) holds all material permits required under EHS Laws for the operation of its business as currently conducted from its leased office premises;

(c) has not received any written notice of any claim, investigation, or proceeding which is outstanding or pending in relation to any breach of EHS Laws; and

(d) has implemented and maintains health and safety policies and procedures appropriate for an office-based working environment.

19 **Intellectual Property Rights**

19.1 For the purposes of this paragraph, **Intellectual Property Rights** means all patents, rights to inventions, copyright and related rights, trademarks, business names, domain names, database rights, rights in confidential information (including know-how and trade secrets), and all other intellectual property rights, whether registered or unregistered.

19.2 The Company is the sole legal and beneficial owner of, or has a valid and enforceable licence to use, all Intellectual Property Rights necessary for the operation of its business as currently conducted.

19.3 All material registered Intellectual Property Rights owned by the Company are subsisting, valid, and enforceable, and the Company has taken all reasonable steps to maintain and protect them, including keeping its confidential information and proprietary source code secret.

19.4 The conduct of the business of the Company does not infringe, misappropriate, or otherwise violate the Intellectual Property Rights of any third party, and there are no claims, challenges, or proceedings pending or threatened against the Company in relation thereto.

19.5 All open-source software used by the Company is used in full compliance with its applicable licence terms, and such use does not impose any "copyleft" or viral licensing obligation that requires the Company to disclose or distribute its proprietary source code.

19.6 All material licence agreements under which the Company uses third-party Intellectual Property Rights are valid and in full force and effect, and a Change of Control of the Company will not give the licensor a right to terminate any such agreement.

20 **Information Technology**

20.1 The Company is the sole legal and beneficial owner of its proprietary software, systems, and technology, and holds valid and enforceable licences for all third-party software necessary for the operation of its business.

20.2 The IT systems used by the Company are fit for the purposes of the business, have been maintained in accordance with good industry practice, and have sufficient capacity and scalability for the current and reasonably foreseeable needs of the business.

20.3 The Company has implemented and maintains robust technical and organisational security measures, consistent with good industry practice and standards such as ISO 27001, to protect its IT systems and the confidentiality, integrity, and availability of the data processed thereon. There has been no material security incident or unauthorised access to such systems or data within the last 12 months.

20.4 All open-source software used by the Company has been used in full compliance with its applicable licence terms, and no such software is subject to any 'copyleft' or similar viral licensing obligation that requires the Company to disclose or distribute its proprietary source code.

20.5 The Company has in place, and has tested, a comprehensive and effective disaster recovery and business continuity plan sufficient to ensure the continued operation of its critical business functions in the event of a significant disruption to its IT systems.

21 **Data Protection**

21.1 The definitions in this paragraph apply in this Agreement:

(a) **Data Protection Laws** means the Personal Data Protection Act 2010 (PDPA), its subsidiary legislation, and any applicable codes of practice or guidelines issued by the Personal Data Protection Commissioner, and all other laws in any applicable jurisdiction relating to the use, protection, and privacy of Personal Data.

(b) **Personal Data** has the meaning given to it in the PDPA, including any information in respect of commercial transactions that relates directly or indirectly to a data subject, who is identified or identifiable from that information.

(c) **Supervisory Authority** means the Personal Data Protection Commissioner appointed under the PDPA, and any other relevant local or national authority exercising regulatory or supervisory authority pursuant to any Data Protection Laws.

21.2 The Company and the Subsidiaries have complied in all material respects with the requirements of all Data Protection Laws.

21.3 Neither the Company nor any of the Subsidiaries has received any:

(a) Notice, request, correspondence, or other communication from any Supervisory Authority, or been subject to any enforcement action (including any fine or other sanction), relating to a breach or alleged breach of their obligations under the Data Protection Laws; or

(b) Claim, complaint, correspondence, or other communication from a data subject or any other person claiming a right to compensation under the Data Protection Laws, or alleging any breach of the Data Protection Laws, which remains outstanding or unresolved.

22 **Employment**

22.1 **Compliance:** The Company and each of the Subsidiaries have complied in all material respects with all applicable employment laws (including the Employment Act 1955 and the Industrial Relations Act 1967), regulations, and the terms of its employment contracts. Every employee who requires a visa or work permit to work in Malaysia possesses a valid and current one.

22.2 **Information Accuracy:** All material information relating to the employees (including their remuneration, benefits, and contract terms) provided by the Seller to the Buyer during its due diligence is true, complete, and accurate in all material respects.

22.3 **Disputes and Liabilities:** There are no claims, disputes, or proceedings (whether threatened, pending, or current) between the Company or any Subsidiary and any of their current or former employees, employee representatives, or any governmental authority. There are no facts or circumstances which could reasonably be expected to give rise to any such claim, dispute, or proceeding.

22.4 **Remuneration and Benefits:** All wages, salaries, bonuses, commissions, pension contributions, and other benefits due to any current or former employee have been paid in full and on time. There are no unwritten or undisclosed share option schemes, profit-sharing arrangements, or other incentive plans, full details of which have not been Disclosed.

22.5 **Effect of Transaction:** The execution of this Agreement and the change of control of the Company contemplated by it will not entitle any employee to terminate their employment or receive any enhanced payment, bonus, or other benefit.

23 **Property**

23.1 The Company occupies all properties used in its Business under valid and enforceable lease or licence agreements (the **Leases**).

23.2 The Company is not in breach of any material covenant contained in any of the Leases. All rent, service charges, and other sums payable under the Leases have been paid in full and on time.

23.3 There are no disputes relating to any of the properties and, so far as the Seller is aware, there are no circumstances likely to lead to a dispute. No Lease contains a provision allowing the landlord to terminate by reason of a change of control of the Company.

23.4 The properties have the benefit of all rights (including rights of access and to all necessary utilities) required for their current use, and such use is permitted under the terms of the Leases and all applicable planning laws.

24 **Accounts**

24.1 **The Accounts:**

(a) have been prepared in accordance with the Malaysian Financial Reporting Standards (MFRS) and comply in all material respects with the requirements of the Companies Act 2016;

(b) give a true and fair view of the assets, liabilities, and financial position of the Company as at the Accounts Date and of its profits for the financial period then ended; and

(c) have been prepared on a basis consistent with the audited accounts of the Company for the preceding two financial periods.

24.2 The Accounts make proper and adequate provision for all liabilities of the Company (whether actual or contingent) and do not materially overstate the value of its assets.

24.3 Any management accounts provided to the Buyer have been prepared with due care and on a basis consistent with the Accounts and fairly represent the financial position of the Company for the periods they cover.

25 **Financial and Other Records**

25.1 All financial, corporate, and statutory records of the Company and each of its Subsidiaries (**Records**):

(a) have been properly maintained in all material respects in accordance with the requirements of the Companies Act 2016 (or the requirements of the laws of the jurisdiction where the Subsidiary is incorporated);

(b) constitute a true and accurate record of the matters they purport to record; and

(c) are in the possession and control of the Company or the relevant Subsidiary.

26 **Changes since Accounts Date**

26.1 Since the Accounts Date:

(a) the business of the Company and each Subsidiary has been conducted in the ordinary and usual course;

(b) there has been no material adverse change in the business, assets, financial position, or prospects of the Company or any Subsidiary; and

(c) neither the Company nor any Subsidiary has declared or paid any dividend, acquired or disposed of any material asset, incurred any material liability, or entered into any transaction, other than in the ordinary course of business.

27 **Effect of the Transaction**

27.1 The execution of this agreement and the Change of Control of the Company contemplated by it will not:

(a) conflict with or result in a breach of any provision of the Company's constitution, or any law or regulation, or any material agreement or instrument to which the Company is a party; or

(b) result in the termination, loss, or adverse modification of any material licence, permit, or contract, or cause any material indebtedness to become due and payable before its stated maturity.

28 **Retirement and Social Security Contributions**

28.1 For the purposes of this paragraph, **Applicable Social Security Laws** means, in respect of the Company or any Subsidiary, all laws, regulations, and statutes in its jurisdiction of incorporation or operation that govern mandatory employer and employee contributions for the purposes of retirement pensions, provident funds, social security, health, and unemployment benefits.

28.2 Each of the Company and its Subsidiaries has complied in all material respects with all Applicable Social Security Laws. This includes, without limitation:

(a) being duly registered with all relevant authorities; and

(b) correctly calculating and making full and timely payment of all contributions required under such laws for all its current and former employees.

28.3 There are no outstanding claims, investigations, liabilities, or penalties in relation to any contributions required under Applicable Social Security Laws, and, so far as the Seller is aware, there are no circumstances likely to give rise to any such claim, investigation, liability, or penalty.

28.4 Other than as required by Applicable Social Security Laws, neither the Company nor any Subsidiary has any obligation (whether legally binding or otherwise) to provide or contribute towards any other pension, provident fund, or post-retirement benefit scheme for any of its current or former employees.

29 **Anti-Corruption, Sanctions and AML**

29.1 Neither the Seller, the Company, any Subsidiary, nor, so far as the Seller is aware, any of their respective directors, officers or employees, has offered, promised, given, requested, agreed to receive, or accepted any undue financial or other advantage of any kind which would violate any applicable anti-bribery or anti-corruption laws (including the Malaysian Anti-Corruption Commission Act 2009).

29.2 The Company and each Subsidiary has at all times conducted its business in compliance with all applicable anti-money laundering and anti-terrorism financing laws and has maintained policies and procedures reasonably designed to such compliance.

29.3 Neither the Company, any Subsidiary, nor any of their respective directors, officers or employees is a person or entity subject to financial, economic or trade sanctions administered by any governmental authority.

**Part 2 Tax Warranties**

30 **General**

All Tax for which the Company is or has been liable has been duly paid (insofar as it ought to have been paid) and the Company has complied in all material respects with its obligations under all applicable Tax statutes.

31 **Returns and records**

All returns, computations, and notices for Tax purposes have been made and delivered on a proper basis and are, so far as the Seller is aware, correct and not the subject of any dispute with any Tax Authority. The Company has maintained complete and accurate records, books, and accounts for Tax purposes.

32 **Payments**

All Tax which the Company is or has been liable to pay has been paid by the due date or, if later, the date on which it was demanded.

33 **Provisions**

Full provision or reserve has been made in the Accounts for all Tax assessed or liable to be assessed on the Company or on its income, profits, or gains for any period ending on or before the Accounts Date.

34 **Accounts**

The amount of Tax chargeable on the Company for any period ending on or before the Accounts Date is not affected by any concession, agreement or other formal or informal arrangement with any Tax Authority (not being a concession, agreement or arrangement available to companies generally).

35 **Investigations**

No investigation, audit, or enquiry by any Tax Authority is in progress in relation to the Company, nor is there any justification for any such investigation.

36 **Transfer pricing**

All transactions between the Company and any connected person have been made on arm's length terms. The Company is in compliance with all applicable transfer pricing laws and has maintained all necessary documentation in relation thereto.

37 **Distributions**

All distributions made by the Company have been properly made and the Company has complied with all its obligations to account for advance corporation tax or income tax in respect of them.

38 **Close company**

The Company is not, and has not at any time been, a close company within the meaning of the relevant Tax legislation.

39 **Groups and consortia**

The Company is not and has never been a member of a group or a consortium for any Tax purpose and has no liability for Tax as a member of any such group or consortium.

40 **Change of ownership**

No transaction has been effected which would result in a major change in the nature or conduct of the trade of the Company for Tax purposes.

41 **Assets**

All assets owned by the Company have been acquired for consideration of an amount not less than their market value at the time of acquisition and all expenditure incurred on them has been properly treated for Tax purposes.

42 **Services Tax**

The Company is a registered person for the purposes of Services Tax, Good & Services Tax (GST) and Value Added Tax (VAT) and has complied in all material respects with all statutory requirements, regulations, and notices relating to such taxation authority.

43 **Stamp duties**

All documents in the possession of or under the control of the Company which are necessary to establish the Company's title to any asset have been duly stamped.

44 **Social security**

The Company has properly made all necessary deductions and has accounted to the relevant Tax Authority for all Tax and social security contributions in respect of its employees and office holders.

## Schedule 6 Disclosure Schedule

### Introduction

1 This Schedule contains disclosures made by the Seller against the Warranties. Capitalised terms not otherwise defined in this Schedule have the meanings given in this agreement.

2 For the purposes of this Schedule, the **Disclosure Bundle** means the bundle of documents in agreed form delivered by the Seller to the Buyer prior to the execution of this agreement.

3 Nothing in this Schedule shall be taken to imply that, but for the disclosure, there would be a breach of any of the Warranties. Any disclosure made shall not be treated as an admission of liability of any nature. A disclosure against any one Warranty shall be treated as a disclosure against all other Warranties to which it is relevant. The contents of this agreement and the other Transaction Documents are deemed to be disclosed.

### Part 1 – General Disclosures

The Seller discloses the following matters generally against all Warranties:

4 All matters, facts and circumstances contained, referred to, or reasonably apparent from the documents contained in the Disclosure Bundle.

5 All matters which are of public record, or which would be revealed by a search conducted on the date of this Agreement at:

5.1 the Companies Commission of Malaysia (Suruhanjaya Syarikat Malaysia) in respect of the Company; and

5.2 any other relevant public registry in Malaysia.

6 All matters apparent on the face of the constitutional documents of the Company.

7 All matters apparent on the face of the Accounts dated 31 December 2024.

8 The provisions of this agreement and all other Transaction Documents.

### Part 2 – Specific Disclosures

Without prejudice to the General Disclosures, the Seller discloses the following specific matters. The paragraph numbers below refer to the relevant paragraph numbers of the Warranties as set out in Schedule 5 of this Agreement.

9 In relation to Paragraphs 1 (Power to Sell the Sale Shares), 2 (Shares in the Company and Subsidiaries) and 28 (Effect of the Transaction) of Schedule 5:

9.1 The sale and purchase of the Sale Shares is subject to the rights of Ripple Markets APAC Pte. Ltd. (formerly known as Ripple Labs Singapore Pte. Ltd.) (**Investor**) as set out in the shareholders'

agreement relating to the Company dated 19 March 2021 (the "**Shareholders' Agreement**").

9.2 These rights constitute a qualification to the Seller's otherwise unfettered right to sell the Sale Shares.

10 In relation to Paragraph 6 (Licences and Consents) of Schedule 5:

10.1 A condition precedent to the Transaction is obtaining change of control approval from various regulatory authorities, including Bank Negara Malaysia (BNM), the Monetary Authority of Singapore (MAS), the Financial Conduct Authority (FCA), and any other relevant regulatory authorities.

10.2 These regulatory approval requirements qualify the general statement that all consents required for the Transaction have been obtained as at the date of this agreement.

11 In relation to Clause 14 (Entire Agreement) of this agreement:

11.1 The Seller is bound by the provisions of the Shareholders' Agreement.

11.2 For the avoidance of doubt, the Shareholders' Agreement is not superseded by the Entire Agreement clause of this agreement and remains in full force and effect.

**Schedule 7** Tax Covenant

1 **Definitions**

1.1 In this Schedule, the following terms shall have the following meanings:

**Accounts Relief:** any Relief, the availability of which is specifically shown as an asset or by way of a deferred tax asset in the Accounts.

**Buyer's Group:** the Buyer and any company that is a member of the same group of companies as the Buyer for any Tax purpose.

**Event:** any act, transaction, event, circumstance, omission, or state of facts whatsoever, whether or not the Company was a party to it.

**Ordinary Course of Business:** an action taken, or an omission made, by the Company or any Subsidiary that is consistent with the past practice of the Business and does not constitute a breach of any of the undertakings given by the Seller in Schedule 3.

**Overprovision:** any amount by which a provision for a liability to Tax made in the Accounts exceeds the amount of that liability as finally determined.

**Post-Completion Period:** any period of accounting for Tax purposes commencing after the Closing Date.

**Pre-Completion Period:** any period of accounting for Tax purposes ending on or before the Closing Date and, in the case of a period which begins on or before and ends after the Closing Date (a **Straddle Period**), the portion of that Straddle Period ending on the Closing Date.

**Relief:** any relief, allowance, credit, deduction, exemption or set-off for any Tax purpose (including any right to a repayment of Tax).

**Tax Authority:** any governmental, state, or other authority, body or official in any jurisdiction competent to impose, assess or collect any Tax.

**Tax Claim:** a claim by the Buyer against the Seller under paragraph 2.1 of this Schedule.

**Tax Liability:** any liability of the Company to make a payment of Tax, or the loss of any Relief by the Company.

2 **Covenant to Pay**

2.1 Subject to the provisions of this Schedule, the Seller covenants to pay to the Buyer an amount equal to:

(a) any Tax Liability which arises in consequence of or by reference to any Event which occurred on or before the

Closing Date, or any income, profits or gains earned, accrued or received on or before the Closing Date; and

(b) any reasonable costs and expenses incurred by the Buyer or the Company in connection with any such Tax Liability or any action taken to resist it.

2.2 The Seller shall have no liability under paragraph 2.1 in respect of any Tax Liability to the extent that:

(a) specific provision or reserve was made for such Tax Liability in the Accounts;

(b) it arises in consequence of a voluntary act, transaction or omission carried out after Closing by the Buyer or the Company (or any member of the Buyer's Group) other than an act which was carried out pursuant to a legally binding obligation entered into on or before Closing;

(c) it would not have arisen but for a change in any law, regulation, or published practice of a Tax Authority made after the date of this Agreement;

(d) it is satisfied or recovered at no cost to the Buyer or the Company from a third party (other than the Seller);

(e) it arises as a result of a failure by the Buyer to comply with its obligations under paragraph 3 of this Schedule; or

(f) it arises in respect of, or in consequence of, any income, profits or gains earned, accrued or received by the Company or any Subsidiary in the Ordinary Course of Business during the period commencing on the day immediately following the Accounts Date and ending on the Closing Date.

3 **Conduct of Claims**

3.1 If the Buyer or the Company becomes aware of any claim, assessment, notice, demand, or other communication from a Tax Authority which gives rise or may give rise to a Tax Claim ("**Third Party Claim**"), the Buyer shall promptly give written notice of the Third Party Claim to the Seller. Such notice shall be given within twenty (20) Business Days of becoming so aware.

3.2 The Seller shall, at its own expense, be entitled to take conduct of any proceedings or negotiations to dispute the Third Party Claim in the name of the Company, subject to the following:

(a) the Seller shall keep the Buyer fully informed of the progress of such proceedings;

(b) the Seller shall not settle or compromise the Third Party Claim without the prior written consent of the Buyer (such consent not to be unreasonably withheld or delayed); and

(c) the Buyer and the Company shall provide (at the Seller's expense) all such reasonable assistance, information and documentation as the Seller may require for the purpose of disputing the Third Party Claim.

3.3 If the Seller does not elect to take conduct of the Third Party Claim within twenty (20) Business Days of receiving notice under paragraph 3.1, the Buyer shall be entitled to control the conduct of such claim but shall not settle or compromise it without the prior written consent of the Seller (such consent not to be unreasonably withheld or delayed).

4 **General Provisions**

4.1 **Treatment of Payments:** Any payment made by the Seller to the Buyer under this Schedule shall, to the extent permitted by law, be treated by the parties as a reduction in the Purchase Price.

4.2 **Overprovisions and Reliefs:** If it is finally determined that there is an Overprovision in the Accounts, or if the Buyer or the Company obtains or utilises a Relief which would not have been available but for the Event giving rise to a Tax Claim, and such Relief reduces a liability for Tax which would not otherwise have been so reduced, then the Buyer shall pay to the Seller an amount equal to the amount of the Overprovision or the value of the Relief so utilised (as the case may be), provided that such payment shall not exceed the amount of any payment previously made by the Seller to the Buyer under the corresponding Tax Claim.

5 **Time Limits**

The liability of the Seller under this Schedule shall cease on the seventh ($7^{th}$) anniversary of the Closing Date, unless a notice of a Tax Claim has been given to the Seller in writing before such date.

## **Schedule 8** Form of Share Charge

[To be attached]

## Execution page

**The Seller**

**SIGNED** by )
for and on behalf of the Seller in the )
presence of: )

/s/ Alexander King Ong Kong

Alexander King Ong Kong

**The Buyer**

**SIGNED** by )
for and on behalf of the Buyer in the )
presence of: )

/s/ Richard Tian

Richard Tian